U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                 FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Frank Gillen
      175 South Main Street, Suite 1240, Salt Lake City,
         Utah 84111

2.  Date of Event Requiring Statement (Month/Date/Year): February 9, 2001

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol:
       Upland Energy Corporation, "UPLC"

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title: NA

6.  If Amendment, Date of Original (Month/Day/Year): NA
    Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 553,012

3. Ownership Form: Direct(D)or Indirect(I): D

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: N/A

2. Date Exercisable (Month/Day/Year): N/A
   Expiration Date(Month/Day/Year): N/A

3. Title: N/A
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): N/A

4. Conversion or Exercise Price of Derivative Security: N/A

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): N/A

6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses:

Signature of Reporting Person: /s/, Frank Gillen
Date: 4/13/01